082-04515

MEDIASET

12g3-2(b)

RECEIVED
2009 AUG -4 A 7:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

09046682

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 31 July 2009

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of July.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

dlw 8/4

12g3-2(b)

GRUPPO MEDIASET

Madrid, July 30 2009

Today Telecinco our controlled company has disclosed the following press release

Financial results January - June 2009

TELECINCO, THE MOST PROFITABLE NATIONAL MEDIA OUTLET IN H1 2009 WITH NET PROFITS OF €62.2 MILLION

- **Telecinco has once again dominated the television market's most valuable segment, *prime time* (17.5% share), with the Telecinco 9 O'Clock News, aired from Monday to Friday, leading (18.6% share)**
- **The television channel, which has cut costs dramatically (-17.7%) year on year, has achieved an adjusted EBITDA of €98.1 million (30.5% margin on net revenues) and an EBIT of €93.89 million (29.3% margin on net revenues)**
- **The strength of its operating margins, its capacity to generate cash flow and tight cost control ensure Telecinco's progress in spite of the current crisis**
- **In the last four months of the year, Telecinco will dedicate a substantial sum to reinforcing content strategies for its new digital channels La Siete and Factoría de Ficción**

Net profits of €62.2 million have made Telecinco the most profitable media outlet in Spain for the first half of 2009. The management policy adopted by Telecinco has allowed the channel to report a profit for the first half of 2009, which was marked by economic crisis and a drop in advertising investment.

Between January and June 2009 Telecinco has cut its **total operating costs** by **17.7%**, a major cutback principally due to the adjustments made by the channel to this end since the beginning of the crisis, and has achieved a reversal of provisions. Thanks to this cost control strategy, as well as Grupo Publiespaña's work at the forefront of the channel's advertising arm, Telecinco has achieved an adjusted **EBITDA of €98.1 million (30.5% margin on net revenues)** and an **EBIT of €93.89 million (29.3% margin on net revenues).**

Despite a sharp fall in **net revenues to €320.76 million** over the period, Telecinco has managed to keep operating margins at around 30%, which demonstrates the efficiency of its business model in clearly deteriorating market conditions.

Telecinco's CEO Paolo Vasile explained that ***"despite very difficult conditions in the Spanish television sector - a decline in advertising investment and an increase in channels - Telecinco has proved once again that it is able to cope with the situation. The second half of the year will still be tough, but with high-quality programming for Telecinco, the beginning of a new, aggressive phase among digital channels and the internet and our even more austere investment plan we will be back in a position to overcome this period with great success, while waiting for the Spanish economy to improve and for the effects of the elimination of advertising in state-owned TV to be felt."***

Grupo Publiespaña has maintained its position as market leader with €304.14 million in gross television revenues

Telecinco recorded **€309.48** million in **total gross advertising revenues** during the first half of 2009, of which **€304.14 million** corresponds to **television advertising revenues** (including TDT channels). These figures allow the channel to maintain its position as the leader in the television advertising market in Spain.

As a result of these figures, Grupo Publiespaña has been able to keep its power ratio -which measures the relationship between market share and audience share for Telecinco and its digital channels - at **1.62**, which is the same as in H1 2008 and is by far the greatest margin in the market.

Total **net advertising revenues** reached **€294.87 million** whilst **total net revenues** - which include television advertising sales as well as advertising revenues from other media marketed by Publimedia Gestión (Internet, teletext and themed and digital channels) and proceeds from the commercial area (merchandising, sale of rights, SMS, etc.) – rose to **€320.76 million**.

Telecinco, prime time leader from January to June, far outperforming its competitors

As regards audience, Telecinco once again captured the **prime time** slot in the television market in the first half of the year, establishing a significant lead over its competitors. With **17.5% of audience share**, the channel has maintained its position as the viewers' favourite at peak hours with a 1.2 percentage point (pp) lead on TVE 1 (16.3%), 3.4 pp up on regional channels (14.2%), 3.5 pp up on Antena 3 (14.1%), 8.1 pp up on Cuatro (9.4%) and 10 pp up on La Sexta (7.5%).

This leadership comes alongside the victory of the **Telecinco 9 O'Clock News,** aired Monday to Friday which, with an **18.6% audience share** from January to June, has become the prime time leader. It outperformed TVE 1's "Telediario 1" by 0.3 percentage points (18.3%) and "Antena 3 - Noticias 2" by 3.7 percentage points (14.9%).

In the last four months of 2009 Telecinco will dedicate a significant part of its budget to its TDT channels

In order to consolidate Telecinco TDT channel strategy, the company will dedicate a significant budget to reinforcing the content for its new digital channels La Siete and Factoría de Ficción in the last four months of this year. Telecinco News is currently working on creating "La Siete Noticias" (La Siete News) for La Siete, the first daily news programme created specifically by an audiovisual operator for its digital channels. The channel is also in the process of buying quality international series through a string of agreements with major international distributors to incorporate exclusive content into Factoría de Ficción's programming schedule.

The new multi-channel strategy to be implemented by Telecinco in September will provide Publiespaña with an alternative means of growth, which its marketing team is already prepared for, according to CEO Giuseppe Tringali: ***"Publiespaña has designed an innovate multi-channel marketing policy, to be launched in August. As advertising market leaders we have the huge responsibility to continue innovating in the new audiovisual landscape in order to optimise our advertisers' investments. The current level of TDT coverage suggests that the time has come to offer our digital channel clients products which are adapted to their needs, based on their target audiences and at the times which best suit their profile. To offer the best advertising available in this new digital age is an enormous challenge for us, which, as always, we face with passion"***.

TELECINCO PRESS OFFICE

Department of Communications and Corporate Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

12g3-2(b)

GRUPPO MEDIASET

Press Release

Mediaset Board Meeting 30 July 2009

BOARD APPROVES RESULTS FOR THE FIRST HALF OF 2009

Consolidated Results
Net revenues: €1,951.7 million
Operating profit: €374.4 million
Net profit: €180.8 million

Italy
Net revenues: €1,631.6 million
Net profit: €155.3 million
Television costs: -2.8%

Ratings: Canale 5 Italy's Italy's leading channel in the 24-hours
Mediaset channels confirm leadership
in the 15-64 age range

Mediaset Premium Pay-TV Revenues: +84.5%

Spain
Net revenues: €320.8 million
Net profit: €62.2 million
Operating profitability: 29.3%
Ratings: Telecinco Spain's leading prime-time channel

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the company's report on the first half of 2009.

The Group's results, also during the second quarter of the year, have continued to feel the effects, above all in Spain, of the deep recessionary phase that hit the world economy in the closing months of 2008 and has led to a marked fall in advertising investments in the two markets of reference.

In this context, the Group in Italy has in any case, compared with its competitors, managed to contain the impact of the decline in advertising sales and consolidate its market share. In terms of TV ratings, Mediaset channels remained leaders in the commercial targets of reference and Canale 5 achieved the top slot across the entire television audience in the guarantee period.

Strenuous efforts to control TV costs and the excellent performance of Mediaset Premium have, furthermore, made it possible to contain, especially in Italy, the impact on margins of lower advertising revenues.

GRUPPO MEDIASET

MEDIASET GROUP: CONSOLIDATED RESULTS

Performance in the first six months of 2009 can be summarised as follows:

- the Mediaset Group's **consolidated net revenues** came to **€1,951.7 million**, a 13.2% fall compared with the €2,247.3 million in the first half of 2008.
- **EBIT** amounted to **€374.4 million** compared with the €644.9 million of the same period of the previous year.
- **operating profitability** was **19.2%**, compared with 28.7% in the first half of 2008.
- **profit before taxation** and that attributable to third-party shareholders, amounted to **€316.5 million**, compared with €585.1 million in the first half of 2008.
- **net profit** attributable to the Group came to **€180.8 million**, compared with €350.0 million in the first half of the previous year.
- the Group's **net financial position** went from -€1,371.7 million on 31 December 2008 to **-€1,761.0 million** on 30 June 2009.
- In the first six months of the year **net cash generation** amounted to **€121.5 million**, compared with €473.6 million in the same period of the previous year.

It should be noted that, follwoing the partnership agreement finalised on 30 June 2009 between RTI SpA and the private equity fund 21 Partner, the Mediaset Group's stake in Medusa Cinema SpA and Mesusa Multicinema SpA (businesses that in 2008 generated revenues of €24.8 million) has gone from 100% to 49%.
Consequently the consolidated financial statements, both for the first half of 2008 and the first half of 2009 have been reclassified to show separately the contribution of these businesses and the economic impact of the operation.

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- In the first half of 2009 **consolidated net revenues** amounted to **€1,631.6 million, a fall of 3.2%** on the €1,684.8 million of the same period of the previous year.

  Gross television advertising revenues came to **€1,369.5 million**, a fall of 12% on the €1,555.5 million first half of 2008.
  According to Nielsen figures for the first five months of the year, advertising sales for Mediaset channels recorded a markedly better performance than both the overall advertising market and the television advertising market.

  Mediaset Premium revenues: Pay-TV revenues (card sales, re-charges and Easy Pay) reached **€148.3 million, an increase of 84.5%** on the €80.4 million of the first six months of 2008.
  As of 30 June 2009, the number of active cards had grown by 700,000 since 31 December 2008.

- **EBIT** amounted to **€280.5 million** compared with €357.7 million in the first half of 2008, a reduction of 21.6% (during the first quarter the fall was 30.6%)

- Total television costs in the period **fell by 2.8%** compared with the first half of 2008, confirming the effectiveness of efficiency policies that have not impacted of the richness of the schedule or the ratings of Mediaset's channels.

- **Net profit** came to **€155.3 million**, compared with €255.3 million in the first half of 2008..

TV ratings: in the first six months of the year Mediaset channels confirmed their national leadership in all the time bands among viewers in the 15 to 64 year-old age range (the commercial target). Indeed, during the period, Mediaset recorded a **41.8% share in prime time** and **42.2% in the 24-hours.**
Canale 5, as well as being Italy's most popular prime time channel in the guarantee period (11 January-30 June) with **21.9%** is also the most watched channel in commercial target with **24.1% in prime time** and **23.1%** in the **24 hours.**

Spain

- In the first six months of 2009 **consolidated net revenues** generated by the Telecinco Group came to **€320.8 million**, compared with the €563.0 million of the same period of the previous year. This result was clearly impacted by the national and international economic and financial downturn, a crisis that is having particularly severe effects in Spain.

- Despite this, **total costs** saw **a fall of 17.7%** compared with the same period of last year. This performance was due to both the utilisation in the period of risk reserves and actions taken to control scheduling and management costs (-4%)

- **EBIT** for the period amounted to **€93.9 million**, compared with €287.2 million in the same period of 2008

- **Operating profitability** came to **29.3%** (51.0% in the first half of 2008).

- **Pre-tax profit** amounted to **€55.9 million**, compared with €266.2 million in the first six months of last year.

- **Net profit** for the period came to **€62.2 million**, compared with €198.9 million in the same period of 2008.

- **TV ratings:** Telecinco consolidated its position as Spain's absolute leader with a prime time share of **17.5%.**

GRUPPO MEDIASET

FORECAST FOR THE YEAR

For the time being, general market conditions make it very difficult to forecast the trend in advertising investments for the whole of the current year, particularly in the Spanish market, where there is also an increase in competitive pressure.

In Italy, in a context that, in any case, remains difficult, currently available evidence suggests that the decline in the advertising market may gradually slowdown over the coming months. In the second half of the year, which will be compared with a particularly critical moment of the previous year, advertising sales could consequently show a much less marked slowdown than in the first six months.

In view of these expectations and on the basis of the results of the first half, we can confirm the forecast expressed at the end of the first quarter for a reduction in advertising revenues over the full year. Consequently, this reduction will determine lower levels of operating and consolidated net profit than those of the previous year.

The scale of the difference will be contained through ongoing scrupulous cost controls, with the aim of avoiding compromising the ratings targets of both Mediaset channels and Telecinco.

July was also positive for the performance of Mediaset Premium: with the activation of new cards growing at double the rate of July 2008.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the Single Finance Bill, that the accounting information contained in this press release corresponds to that contained in the company's books

Cologno Monzese, 30 July 2009

Department of Corporate Communications and Image
Tel. +39 022514.9251
Fax +39 022514.9286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 022514.7008
Fax +39 022514.8535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

GRUPPO MEDIASET

Highlights from the consolidated income statement (*)

in €m

	1st half		Q2	
	2009	**2008**	**2009**	**2008**
Consolidated net revenues	**1,951.7**	**2,247.3**	**999.3**	**1,163.2**
Labour costs	259.9	258.5	131.0	133.2
Procurement, services and other costs	767.4	799.4	376.2	383.5
Operating costs	**1,027.2**	**1,057.8**	**507.2**	**516.8**
Gross operating profit	**924.5**	**1,189.4**	**492.1**	**646.4**
Amortisation of rights	480.0	478.3	221.0	220.7
Other amortisation and depreciations	70.1	66.2	35.2	35.4
Amortisation and depreciations	**550.1**	**544.5**	**256.2**	**256.1**
Operating profit	**374.4**	**644.9**	**235.9**	**390.3**
(Losses)/gains from equity disposals	-	-	-	-
EBIT	**374.4**	**644.9**	**235.9**	**390.3**
Financial income /(charges)	(19.9)	(35.6)	(5.8)	(19.4)
Income/(charges) from investments	(37.9)	(24.1)	(27.1)	(15.9)
Profit before taxation	**316.5**	**585.1**	**203.1**	**354.9**
Income taxes	(101.2)	(134.4)	(64.9)	(64.7)
Net profit from operations	**215.3**	**450.7**	**138.2**	**290.3**
Net profit from discontinued activities	(0.5)	(1.3)	(1.0)	(2.0)
Minority interest (profit)/loss	(34.0)	(99.4)	(16.4)	(59.1)
Profit for the Mediaset Group	**180.8**	**350.0**	**120.8**	**229.1**

Highlights from the consolidated balance sheet (*)

in €m

	30/06/2009	**31/12/2008**
Television rights	2,363.5	2,396.1
Goodwill and consolidation differences	512.5	513.4
Other tangible/intangible assets	973.5	1,051.9
Financial assets	333.5	361.6
Net working capital & other assets/liabilities	(115.6)	(92.1)
Severance indemnity reserve	(100.1)	(103.4)
Net invested capital	**4,198.5**	**4,127.5**
Net Group assets	2,233.3	2,482.4
Shareholders' equity and minority interest	204.2	273.4
Net assets	**2,437.5**	**2,755.8**
Net financial position	**(1,761.0)**	**(1,371.7)**

(*)The reclassified figures in the report are not subject to certification by the external auditors

12g3-2(b)

MEDIASET



1H 2009 Results Presentation

30 July 2009

MEDIASET



Broadcasting

MEDIASET | SPRING SEASON Audience Share
24 Hours – 15-64 Years


43.7%
43.5%
43.3%
42.5%
MEDIASET
+3.9%
+5.8%
+6.9%
+7.0%
39.8%
37.7%
36.4%
35.5%
Rai
2006
2007
2008
2009

Source: Auditel

MEDIASET 2009 1H | PRIME TIME Audience Share

January-June



2008
2009
INDIVIDUALS
43.5%
42.4%
MEDIASET
40.0%
39.4%
COMMERCIAL
TARGET (15-64 Years)
40.4%
39.0%
MEDIASET
42.2%
41.7%

Source: Auditel

MEDIASET 2009 1H | PRIME TIME Audience Share
January-June


2008
2009
INDIVIDUALS
Rai Uno
23.7%
23.1%
21.1%
21.7%
COMMERCIAL
TARGET (15-64 Years)
Rai Uno
20.3%
19.2%
23.1%
24.0%

Source: Auditel

MEDIASET 2009 1H | DAY TIME Audience Share

January-June



2008
2009
INDIVIDUALS
Rai Uno
22.1%
21.3%
20.8%
21.2%
COMMERCIAL
TARGET (15-64 Years)
Rai Uno
18.4%
17.1%
22.5%
22.7%

Source: Auditel

MEDIASET 2009 1H | Audience Share

Guaranteed audience period (11 January-30 May)

Prime Time		Guaranteed target	Audience
	MEDIASET	43.0%	42.4%
	CANALE 5	24.0%	24.7%

Day Time			
	MEDIASET	43.0%	42.9%
	CANALE 5	23.0%	23.5%

Source: Auditel. 15-64 years

MEDIASET 2009 1H | Multichannel Audience Share

24 Hours – Individuals (11 January-30 May)

SKY Channels	3.2%
FOX Channels	1.6%
Disney	0.5%
RAI Sat	0.5%
Turner	0.3%
Discovery	0.4%
Boing	**0.5%**

MEDIASET



Advertising

MEDIASET 2009 1H | Publitalia Advertising Revenues


-11.0%
including Digitalia 08
-12.0%
1,555.5
1,369.5
(Euro ml.)
1H 2008
1H 2009

Italian Advertising Spending trend

	Jan-May 2009
Total Market	**-17.5%**
Mediaset	**-13.1%**
Total Market without Mediaset	**-19.5%**
Newspapers	-21.8%
- National Advertising	-25.4%
Magazines	-29.5%
Radio	-18.6%
Internet	+7.8%

Source: Nielsen (January-May) – Excluding Transit media category

MEDIASET 2009 1H | Advertising Breakdown by Sector

	Positive performance	Decrease < 12% YoY	Decrease > 12% YoY
% ON ADVERTISING REVENUES	28%	24%	48%
	TLC +5.6%	TOILETRIES -0.9%	MEDIA/PUBLISHING -28.3%
	PHARMACEUTICAL/HEALTH +2.6%	FINANCE -8.0%	FOOD -17.5%
	TOURISM +59.1%	AUTOMOTIVE -10.7%	BEVERAGE -17.0%
			RETAIL -16.8%
			PERSONAL CARE -13.9%
			HOUSEKEEPING -12.8%

MEDIASET 2009 1H | Customer Base

ACTIVE CLIENTS	736
New Clients	132
% TOP 10 investors	27%
% TOP 30 investors	49%

12g3-2(b)

MEDIASET



Financials

MEDIASET GROUP 2009 1H | P&L Highlights

(Euro ml.)	1H 2008	1H 2009
Net Consolidated Revenues	2,247.3	1,951.7
EBITDA	1,189.4	924.5
EBIT	644.9	374.4
Pre-Tax Profit	585.1	316.5
Net Profit from discontinued operations	*(1.3)*	*(0.5)*
NET PROFIT (Reported) *	350.0	180.8
*Adjusted NET PROFIT ***	*306.5*	*190.9*

* Including the impact of discontinued operations (Medusa Cinema and Multicinema), at 30th June: (1.3) for 1H08 and (0.5) for 1H09
** Net profit adjusted in 2008 for the net impact of the amortization of intangibles related to the PPA of Endemol and the impact of the fiscal assets realignment (2008 Italian Budget Law); in 2009 for the impact of the amortization of intangibles related to the PPA of Endemol

MEDIASET



Financials
Italian Business

MEDIASET ITALIAN BUSINESS 2009 1H | P&L Results

(Euro ml.)	1H 2008	1H 2009
Net Consolidated Revenues	**1,684.8**	**1,631.6**
Personnel Costs	(215.8)	(220.4)
Other Operating Costs	(635.6)	(654.1)
EBITDA	**833.4**	**757.1**
Rights Amortisation	(413.2)	(410.7)
Other Amortisation & Depreciation	(62.4)	(65.9)
Operating Profit	**357.7**	**280.5**
Gain (Losses) from Equity disinvest.	-	-
EBIT	**357.7**	**280.5**
Financial Income (Losses)	(35.3)	(20.9)
Associates	(3.5)	1.1
Pre-Tax Profit	**319.0**	**260.6**
Taxes	(60.4)	(101.2)
Net Profit from discontinued operations	(1.3)	(0.5)
NET PROFIT	**255.3**	**155.3**

MEDIASET ITALIAN BUSINESS 2009 1H | Operations Breakdown

(Euro ml.)	Total Net Revenues	Total Costs (including D&A)	Operating Profit
FTA TV	**1,215.4**	**(939.1)**	**276.4**
Network Operator	**111.3**	**(92.9)**	**18.4**
Pay TV	**269.2**	**(289.9)**	**(20.8)**
Other Activities	**184.8**	**(165.2)**	**19.7**
Intra-company Eliminations	*(66.4)*	*66.4*	-
Adjustments	*(82.6)*	*69.5*	*(13.1)*
TOTAL	**1,631.6**	**(1,351.1)**	**280.5**

MEDIASET ITALIAN BUSINESS 2009 1H | FTA TV Operations

(Euro ml.)	1H 2008	1H 2009
Total Net TV Revenues	**1,357.4**	**1,215.4**
TV Advertising Revenues	1,555.5	1,369.5
Multichannel Adv. Revenues	3.8	4.7
Commissions	(231.9)	(204.0)
Other TV Revenues	30.1	45.2
Total TV Costs	**(966.4)**	**(939.1)**
Personnel	(181.1)	(182.8)
TV Operating Costs	(423.1)	(389.8)
TV Rights Amortisations	(297.3)	(297.1)
Other A&D	(25.7)	(29.6)
Net Intra-company Items	*(39.3)*	*(39.7)*
FTA TV Operating Profit	**391.0**	**276.4**
margin	*28.8%*	*22.7%*

MEDIASET ITALIAN BUSINESS 2009 1H | Network Operator

(Euro ml.)	1H 2008	1H 2009
Total Net Revenues	**103.4**	**111.3**
3° Party DVB-T/DVB-H Revenues	38.5	45.2
Other Revenues	2.5	3.3
Net intra-company Items	*62.4*	*62.8*
Total Costs	**(99.3)**	**(92.9)**
Personnel	(18.1)	(18.3)
Other Operating Costs	(49.6)	(48.0)
Other Amortisation & Depreciation	(31.6)	(26.6)
Network Operator Operating Profit	**4.1**	**18.4**
margin	*4.0%*	*16.5%*

MEDIASET PREMIUM | Active Clients


3,574,000
2,911,000
2,640,000
2,067,000
2008-09 Season
2007-08 Season
Jul
31Dec
30Jun

Source: Company data, until 30 June 2009

MEDIASET ITALIAN BUSINESS 2009 1H | Pay TV

(Euro ml.)	1H 2008	1H 2009
Total Net Pay TV Revenues	**185.8**	**269.2**
Pay TV Revenues	80.4	148.3
Advertising Revenues	5.5	14.5
Other Revenues	100.6	108.3
Commissions	(0.7)	(2.0)
Total Pay TV Costs	**(221.3)**	**(289.9)**
Personnel	(3.3)	(6.4)
Other Operating Costs	(82.2)	(138.3)
Rights Amortisations and Other *D&A*	(115.0)	(121.4)
Net intra-company items	*(20.8)*	*(23.7)*
Pay TV Operating Profit	**(35.6)**	**(20.8)**

MEDIASET ITALIAN BUSINESS 2009 1H | Other Activities

(Euro ml.)	1H 2008	1H 2009
Total Net Revenues	**168.6**	**184.8**
Medusa/Taodue 3° Party revenues	42.3	31.7
Medusa/Taodue intra-company revenues	*66.8*	*82.6*
Multimedia	12.2	13.0
Mediashopping	16.5	21.6
Other Non-TV Revenues	29.6	32.4
Net Intra-company Items	*1.3*	*3.5*
Total Costs	**(153.5)**	**(165.2)**
Personnel	(13.3)	(12.8)
Other Operating Cost	(90.7)	(92.4)
Right Amortisations	(40.9)	(49.9)
Other Amortisations & Depreciations	(3.8)	(7.1)
Net Intra-company Items	*(4.8)*	*(3.0)*
Other Activities Operating Profit	**15.1**	**19.7**

MEDIASET ITALIAN BUSINESS 2009 1H | Investments

(Euro ml.)

	1H 2008	1H 2009
TV rights and cinema	315.6*	281.2*
Pay TV rights	489.7	51.3
DTT	11.1	22.4
Technical & immaterial	30.2	31.1
Total Investments	**846.6**	**385.9**

* Including 41.2 ml Euro in 2008 and 37.2 ml Euro in 2009 of Medusa rights investments

MEDIASET ITALIAN BUSINESS 2009 1H | Cash Flow Statement

(Euro ml.)	1H 2008	1H 2009
Initial Net Financial Position (01/01)	**(1,222.0)**	**(1,345.8)**
Cash Flow from Operations	**702.8**	**637.4**
Investments	(846.6)	(385.9)
Disinvestments	0.8	1.1
Change in Net Working Capital (CNWC)	407.2	(164.6)
Free Cash Flow	**264.2**	**88.0**
Change in consolidation area	(139.7)	26.7
Equity (Investments)/Disinvestments	-	(1.5)
Cashed-in Dividends	161.7	107.6
Dividends	(488.7)	(431.9)
Total Net Cash Flow	**(202.6)**	**(211.2)**
Final Net Financial Position (30/06)	**(1,424.6)**	**(1,557.0)**
Consolidated Net Financial Position (30/06)	**(1,542.0)**	**(1,761.0)**

12g3-2(b)

MEDIASET

Back Up Slides

MEDIASET ITALIAN BUSINESS | Medusa Cinema deconsolidation

1Q 2008 and 1Q 2009

(Euro ml.)	1Q 2008*	Deconsolidation effect	1Q 2008 restated	1Q 2009*	Deconsolidation effect	1Q 2009 restated
	2008			2009		
Net Consolidated Revenues	850.5	*(14.9)*	835.7	807.8	*(14.8)*	793.0
EBITDA	392.2	*(1.9)*	390.3	347.6	*(1.4)*	364.2
EBIT	137.9	*(1.2)*	136.7	95.6	*(0.8)*	94.8
Pre-Tax Profit	120.8	*(0.8)*	119.9	81.8	*(0.5)*	81.3
NET PROFIT	80.5	*0.0*	80.5	47.4	*0.0*	47.4

* As reported in previous earnings release

MEDIASET ITALIAN BUSINESS | Medusa Cinema deconsolidation
1H 2008 and 1H 2009

(Euro ml.)	2008			2009		
	1H 2008*	Deconsolidation effect	1H 2008 restated	1H 2009	Deconsolidation effect	1H 2009 restated
Net Consolidated Revenues	1,709.6	*(24.8)*	1,684.8	1,658.9	*(27.3)*	1,631.6
EBITDA	834.2	*(0.9)*	833.4	757.4	*(0.3)*	757.1
EBIT	357.1	*0.6*	357.7	279.7	*0.8*	280.5
Pre-Tax Profit	317.7	*1.3*	319.0	259.0	*1.6*	260.6
NET PROFIT	255.3	*0.0*	255.3	154.2	*1.2*	155.3

* As reported in previous earnings release

MEDIASET ITALIAN BUSINESS | Medusa Cinema deconsolidation
9M 2008

(Euro ml.)	2008		
	9M 2008*	Deconsolidation effect	9M 2008 restated
Net Consolidated Revenues	2,295.2	*(35.6)*	2,259.5
EBITDA	1,082.4	*(0.9)*	1,081.5
EBIT	379.6	*1.3*	380.9
Pre-Tax Profit	314.0	*2.7*	316.6
NET PROFIT	248.6	*0.0*	248.6

* As reported in previous earnings release

MEDIASET ITALIAN BUSINESS | Medusa Cinema deconsolidation
FY 2008

(Euro ml.)	2008		
	FY 2008*	Deconsolidation effect	FY 2008 restated
Net Consolidated Revenues	3,271.0	*(52.3)*	3,218.7
EBITDA	1,569.0	*(3.8)*	1,565.2
EBIT	597.7	*(0.9)*	596.8
Pre-Tax Profit	485.3	*1.3*	486.6
NET PROFIT	378.1	*0.0*	378.1

* As reported in previous earnings release

TELECINCO

MEDIASET SPANISH BUSINESS | Back up Slides

TELECINCO 2009 1H | P&L Results

(Euro ml.)	1H 2008	1H 2009
Net Consolidated Revenues	**563.0**	**320.8**
Personnel Costs	(42.2)	(39.4)
Other Operating Costs	(164.7)	(113.9)
EBITDA	**356.1**	**167.4**
Amortisation & Depreciation	(68.9)	(73.5)
EBIT	**287.2**	**93.9**
Financial Income (Losses)	(0.3)	1.0
Associates	(20.7)	(39.0)
Pre-Tax Profit	**266.2**	**55.9**
Taxes	(74.0)	0.0
NET PROFIT Reported	**198.9**	**62.2**
NET PROFIT Adjusted*	**210.7**	**74.1**

* Excluding the net impact of the amortisation of intangibles related to the PPA of Endemol

TELECINCO 2009 1H | Investments

(Euro ml.)	1H 2008	1H 2009
TV rights	85.6	85.2
Co-production & Distribution	39.0	5.2
Tangible & Intangible Fixed Assets	2.4	2.1
Total Investments	**127.0**	**92.4**

TELECINCO 2009 1H | Cash Flow Statement

(Euro ml.)	1H 2008	1H 2009
Initial Net Financial Position (01/01)	**13.2**	**(25.9)**
Free Cash Flow	**215.2**	**33.8**
- Cash Flow from Operations	272.4	166.6
- Investments	(127.1)	(92.4)
- Change in Net Working Capital (CNWC)	69.9	(40.3)
Change in Equity	(6.8)	(2.8)
Equity (Investments)/Disinvest.	(23.1)	(0.4)
Cashed in Dividends	1.6	1.4
Dividends	(317.6)	(210.3)
Total Net Cash Flow	**(130.6)**	**(178.2)**
Final Net Financial Position (30/06)	**(117.4)**	**(204.0)**

MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email:
WebSite: www.mediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the "Testo Unico della Finanza", that the accounting information contained in this document corresponds to that contained in the company's books.